UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BLUE RIDGE REAL ESTATE COMPANY

(Name of the Issuer)

BLUE RIDGE REAL ESTATE COMPANY

(Names of Persons Filing Statement)

 Common Shares, no par value

(Title of Class of Securities)

096005301

(CUSIP Number of Class of Securities)

Bruce Beaty

President and Chief Executive Officer

P O Box 707

Route 940 and Moseywood Road

Blakeslee, Pennsylvania 18610

(570) 443-8433

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,120	$9.80

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9.80

Form or Registration No.:	Schedule 13E-3

Filing Party:	Blue Ridge Real Estate Company

Date Filed:	November 25, 2013

This Amendment No. 5 (“Amendment No. 5”) amends the Tender Offer Statement on Schedule 13e-3 (together with the exhibits hereto, this “Schedule 13E-3”) filed by Blue Ridge Real Estate Company (“Blue Ridge” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended by Amendment No. 1 filed by the Company with the SEC on December 26, 2013, Amendment No. 2 filed by the Company with the SEC on January 6, 2014, Amendment No. 3 filed by the Company with the SEC on January 10, 2014, and Amendment No. 4 filed by the Company with the SEC on January 17, 2014, which relates to a tender offer to purchase all of the Company’s common shares, no par value, held by shareholders who hold 99 or fewer shares as of November 21, 2013 (the “Record Date”), at a price of $11.00 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 25, 2013, as amended by the Amended Offer to Purchase, dated December 26, 2013, and as amended by the Amended Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13c-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule 13E-3, is hereby expressly incorporated by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

ITEM 11.	ADDITIONAL INFORMATION

(c) Item 11 of the Schedule 13E-3 is hereby amended and supplemented by the following:

On February 13, 2014, Blue Ridge issued a press release announcing the results of its Offer, which expired at 5:00 P.M. New York City Time on Friday, February 7, 2014. A copy of the press release is filed as Exhibit (a)(5)(F) to this Amendment No. 5 and is hereby incorporated herein by reference.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (e); (f); (g); (h) Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the Exhibit filed herewith.  See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blue Ridge Real Estate Company

Dated: February 13, 2014	By:	/s/ Bruce Beaty
Name: Bruce Beaty
Title: Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)***	Amended Offer to Purchase dated January 6, 2014.

(a)(1)(B)*****	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Form of Letter to Shareholders.

(a)(5)(B)*	Press Release announcing commencement of the Tender Offer dated November 25, 2013.

(a)(5)(C)****	Form of Letter to Shareholders dated January 10, 2014.

(a)(5)(D)*****	Press Release announcing extension of the Tender Offer dated January 17, 2014.

(a)(5)(E)*****	Form of Letter to Shareholders dated January 21, 2014.

(a)(5)(F)#	Press Release announcing results of the Tender Offer dated February 13, 2014.

(b)	Not applicable.

(c)(1)**	BDO Fairness Opinion

(c)(2)**	BDO Presentation to the Board of Directors

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on November 25, 2013.

**Incorporated by reference to the relevant exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on December 26, 2013.

***Incorporated by reference to the relevant exhibit to Amendment No. 2 to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on January 6, 2014.

**** Incorporated by reference to the relevant exhibit to Amendment No. 3 to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on January 10, 2014.

***** Incorporated by reference to the relevant exhibit to Amendment No. 4 to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on January 17, 2014.

# Filed herewith.